October 21, 2016

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 8-K dated August 3, 2016 File No. 001-13447

Dear Mr. Gordon:

On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below are our responses to the comments of the Staff  (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 28, 2016, with respect to our Form 8-K (File No. 001-13447), filed on August 3, 2016.

 For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

FORM 8-K FILED ON AUGUST 3, 2016

Exhibit 99.1

1.
In your next earnings release please provide a more substantive and concise discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

Response:  In response to the Staff’s comment, the Company will revise its discussion of non-GAAP measures in its future earnings releases to provide a more substantive and concise discussion of how each of those measures is useful to investors. The Company proposes to provide the following disclosure which, for illustrative purposes, reflects the results from the second quarter 2016 and comparative prior periods.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company provides the following non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP.

●	core earnings;
●	core earnings per common share;
●	annualized core return on average equity;
●	core interest income;
●	economic interest expense;
●	economic core net interest income;
●	core average yield on interest earning assets;
●	core net interest margin; and
●	core net interest spread

These non-GAAP measures provide additional detail to enhance investor understanding of the Company’s period-over-period operating performance and business trends, as well as for assessing the Company’s performance versus that of industry peers.

Additional information pertaining to the Company’s use of these non-GAAP financial measures, including discussion of how each such measure is useful to investors, and reconciliations to their most directly comparable GAAP results are provided below.

Core earnings, core earnings per common share and annualized core return on average equity

One of the Company’s principal business objectives is to generate net income by earning a net interest spread on its investment portfolio, which is a function of the Company’s interest income from its investment portfolio less financing, hedging and operating costs. Core earnings, which is comprised of interest income plus TBA dollar roll income,1 less financing and hedging costs2 and general and administrative expenses, is used by management to measure its progress in achieving this objective. Accordingly, core earnings excludes gains and losses on disposals of investments and termination of interest rate swaps, unrealized gains and losses on interest rate swaps and investments measured at fair value through earnings, net gains and losses on trading assets, impairment losses, net income (loss) attributable to noncontrolling interest, the premium amortization adjustment and certain non-recurring gains and losses. The Company believes these measures provide management and investors with additional details regarding the Company’s underlying operating results and investment portfolio trends by (i) making adjustments to account for the disparate reporting of changes in fair value where certain instruments are reflected in GAAP net income (loss) while others are reflected in other comprehensive income (loss), and (ii) by excluding certain unrealized, non-cash or episodic components of GAAP net income (loss) in order to provide additional transparency into the operating performance of the Company’s portfolio. Annualized core return on average equity, which is calculated by dividing core earnings over average stockholders’ equity, provides investors with additional detail on the core earnings generated by the Company’s invested equity capital.

The following table presents a reconciliation of GAAP financial results to non-GAAP core earnings for the periods presented.

_________________________
1 TBA dollar roll transactions are accounted for as derivatives, with gains and losses reflected as a component of Net gains (losses) on trading assets in the Company’s Consolidated Statements of Comprehensive Income (Loss). TBA dollar roll income represents the economic equivalent of interest income on the underlying security less the implied cost of financing.
2 The interest component of hedging costs are reported as realized gains (losses) on interest rate swaps in the Company’s Consolidated Statements of Comprehensive Income (Loss).

	For the quarters ended
	June 30, 2016	March 31, 2016	June 30, 2015
	(dollars in thousands)
GAAP net income (loss)	$(278,497)	$(868,080)	$900,071
Less:
Realized (gains) losses on termination of interest rate swaps	60,064	-	-
Unrealized (gains) losses on interest rate swaps	373,220	1,031,720	(700,792)
Net (gains) losses on disposal of investments	(12,535)	1,675	(3,833)
Net (gains) losses on trading assets	(81,880)	(125,189)	114,230
Net unrealized (gains) losses on financial instruments measured at fair value through earnings	54,154	(128)	(17,581)
Impairment of goodwill	-	-	22,966
Corporate acquisition related expenses (1)	2,163	-	-
Net (income) loss attributable to noncontrolling interest	385	162	149
Premium amortization adjustment cost (benefit)	85,583	168,408	(79,582)
Plus:
TBA dollar roll income (2)	79,519	83,189	95,845
Core earnings	$282,176	$291,757	$331,473

GAAP net income (loss) per average common share	$(0.32)	$(0.96)	$0.93
Core earnings per average common share	$0.29	$0.30	$0.33

(1) Represents transaction costs incurred in connection with the Company’s acquisition of Hatteras Financial Corp.
(2) Represents a component of Net gains (losses) on trading assets.

Core interest income, economic interest expense and economic core net interest income

Core interest income represents interest income excluding the effect of the premium amortization adjustment (“PAA”), and serves as the basis for deriving core average yield on interest bearing assets, core net interest spread and core net interest margin, which are discussed below. The Company believes this measure provides management and investors with additional detail to enhance their understanding of the Company’s operating results and trends by excluding the component of premium amortization expense representing the cumulative effect of quarter-over-quarter changes in estimated long-term prepayment speeds related to the Company’s Agency mortgage-backed securities (other than interest-only securities), which can obscure underlying trends in the performance of the portfolio.

Economic interest expense is comprised of interest expense, as computed in accordance with GAAP, plus interest expense on interest rate swaps used to hedge the cost of funds, which is a component of Realized gains (losses) on interest rate swaps in the Company’s Consolidated Statements of Comprehensive Income (Loss). The Company uses interest rate swaps to manage its exposure to changing interest rates on its repurchase agreements by economically hedging cash flows associated with these borrowings. Accordingly, adding the contractual interest payments on interest rate swaps to interest expense, as computed in accordance with GAAP, reflects the total contractual interest expense and thus, provides investors with additional information about the cost of our financing strategy.

Similarly, economic core net interest income, as computed below, provides investors with additional information to enhance their understanding of the net economics of our primary business operations.

	For the quarters ended
	June 30, 2016	March 31, 2016	June 30, 2015
Core Interest Income Reconciliation
Total interest income	$457,118	$388,143	$624,277
Premium amortization adjustment	85,583	168,408	(79,582)
Core interest income	$542,701	$556,551	$544,695

Economic Interest Expense Reconciliation
Total interest expense	$152,755	$147,447	$113,072
Add:
Interest expense on interest rate swaps used to hedge cost of funds	108,301	123,124	139,773
Economic interest expense	$261,056	$270,571	$252,845

Economic Core Net Interest Income Reconciliation
Core interest income	$542,701	$556,551	$544,695
Less:
Economic interest expense	261,056	270,571	252,845
Economic core net interest income	$281,645	$285,980	$291,850

Core average yield on interest earnings assets, core net interest margin and core net interest spread

Core net interest spread, which is the difference between the core average yield on interest earning assets and the average cost of interest bearing liabilities, and core net interest margin, which is calculated by dividing the economic core net interest income by average interest earning assets, provide management with additional measures of the Company’s profitability that management relies upon in monitoring the performance of the business. Disclosure of these measures, which are presented below, provides investors with additional detail regarding how management evaluates the Company’s performance.

	For the quarters ended
Economic Core Metrics	June 30, 2016	March 31, 2016	June 30, 2015
Core interest income	$542,701	$556,551	$544,695
Average interest earning assets	$73,587,753	$74,171,943	$75,257,299
Core average yield on interest earning assets	2.95%	3.00%	2.90%
Economic interest expense	$261,056	$270,571	$252,845
Average interest bearing liabilities	$62,049,474	$62,379,695	$63,504,983
Average cost of interest bearing liabilities	1.68%	1.73%	1.59%
Core net interest spread	1.27%	1.27%	1.31%
Core net interest margin	1.54%	1.54%	1.70%

2.
We note that you exclude realized and unrealized (gains) losses on interest rate swaps, investments, trading assets, and financial instruments measured at fair value to arrive at a non-GAAP measure labeled “Core Earnings”. Please explain to us the rationale for each exclusion as each appears to be integral to operating your business.

Response:  We respectfully note that our definition of “Core Earnings” does not exclude realized gains and losses on interest rate swaps, which represents interest expense on interest rate swaps;  rather, it excludes realized gains and losses on termination of interest rate swaps. The items identified above that we exclude from core earnings, as discussed more fully below, are various unrealized amounts as well as certain realized amounts that are episodic in nature. These exclusions are intended to provide investors with additional detail to enhance their understanding of the underlying performance of our investment portfolio and the Company’s operations.

One of the Company’s principal business objectives is to generate net income by earning a net interest spread on its investment portfolio, which is a function of the net interest income generated by its investment portfolio less financing, hedging and operating costs. Consistent with this objective, the Company generally intends to hold most of its investment securities until maturity, although the Company may, from time to time, sell certain investment securities as part of its overall portfolio management strategy.  Further, the Company enters into interest rate swaps to fix a portion of its borrowing costs to assist in generating the net interest spread.

In calculating core earnings, the Company excludes realized gains and losses on terminated swaps, net gains and losses on disposals of investments and the realized component of net gains and losses on trading assets as these activities are not integral to the Company’s business operations, since the Company does not actively undertake trading of securities or derivatives. Additionally, the episodic nature of these activities makes period-over-period comparisons that include these amounts difficult.

Additionally, the Company excludes unrealized gains and losses on interest rate swaps, the unrealized component of net gains and losses on trading assets and net unrealized gains and losses on financial instruments measured at fair value through earnings to address the asymmetry arising from reporting certain unrealized gains and losses in GAAP net income (loss) while reflecting unrealized gains and losses on the Company’s available-for-sale securities, which comprise the vast majority of the Company’s assets, in other comprehensive income (loss). Accordingly, excluding these items to arrive at core earnings, enhances our investors’ ability to compare of the Company’s period-over-period operating performance, as well as to assess the Company’s performance versus our industry peers that present similar non-GAAP measures.

Management relies on core earnings and our other publicly disclosed non-GAAP financial measures as key metrics for assessing business performance, and to support critical decision making including capital allocation and other related investment decisions, and believes that investors’ understanding of the Company’s performance also benefits from disclosure of these financial measures.

3.
We note that you exclude the component of premium amortization representing quarter-over-quarter changes in estimated long-term constant prepayment rates. Please tell us why this should not be considered an individually tailored recognition or measurement method substituted for the one in GAAP. See Question 100.04 of the updated non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  In response to the Staff’s comment, the Company respectfully provides the following considerations. These considerations supplement the previous responses provided to the Staff on May 27, 2016 and June 15, 2016, all of which have been formulated following the Company’s review of its use of non-GAAP financial measures in the context of question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Question 100.04 identifies as misleading non-GAAP performance measures that reflect individually tailored recognition or measurement methods, such as those that have the effect of accelerating revenue ratably over time. The amortization of premiums paid for investment securities is based on an estimate that reflects assumptions of prepayment speeds that change over time. The PAA quantifies the component of premium amortization expense representing the cumulative effect of quarter-over-quarter changes in estimated long-term prepayment speeds related to the Company’s Agency mortgage-backed securities (other than interest-only securities). The projected long-term prepayment speeds are derived on the last day of each quarter and will vary based on overall interest rates and the shape of the yield curve on that specific date. Therefore, the projected estimated long-term prepayment speed at the end of a quarter is a function of economic factors on a particular date rather than over a period of time and thus obscures trends underlying the Company’s investment portfolio.

The Company believes the presentation of information on a premium amortization adjusted basis is useful and not misleading to investors as it provides additional detail and transparency to assist investors in understanding the performance of the business and facilitating further comparison of the Company’s period-over-period performance without the variability caused by fluctuations from changes in projected long-term prepayment speed assumptions.

The following table presents the weighted average projected long-term prepayment speed as of the past six quarter-end dates.

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016	2016	2015	2015	2015	2015
Weighted average projected long-term CPR at period end	13.0%	11.8%	8.8%	9.2%	7.7%	9.2%

As explained above, the PAA isolates the cumulative, sequential impact of the assumption changes, and as illustrated in the table below, may be either beneficial or detrimental to revenue, and does not have the effect of accelerating revenue ratably over time and does not have an ongoing effect on core earnings since the PAA is calculated each quarter independently of the amount of PAA of the prior quarter. Further, both the method under which the premium amortization is being recognized and the pattern of recognition are not being altered.

The following table, which shows the Company’s 2015 and 2016 period to date quarterly results and non-GAAP adjustments, demonstrates this effect.

	For the quarters ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2016	2016	2015	2015	2015	2015
	(dollars in millions)
Premium amortization expense	$265.5	$355.7	$159.7	$255.1	$94.0	$284.8
Less: PAA cost (benefit)	85.6	168.4	(18.1)	83.1	(79.6)	87.9
Premium amortization expense exclusive of PAA	$179.9	$187.3	$177.8	$172.0	$173.6	$196.9

GAAP net income	$(278.5)	$(868.1)	$669.7	$(627.5)	$900.1	$(476.5)
Core earnings	$282.2	$291.8	$311.1	$300.7	$331.5	$342.0

As illustrated by the table above, the premium amortization adjustment has resulted in core earnings that are lower than GAAP net income in certain quarters, and core earnings that are higher than GAAP net income in other quarters. As part of its discussion and analysis of comparative financial results, the Company believes disclosing the effect of these changes to premium amortization is valuable for investors and provides further transparency.

We also note that the Company only started disclosing financial measures that excluded the PAA in its Q3 2015 quarterly earnings release at the request of analysts, as observable through analyst reports over the August – November 2015 timeframe, covering the Company’s second and third quarter 2015 earnings releases. Analysts had commented that the Company’s prior practice of including the PAA in core earnings was inconsistent with the purpose of the disclosure of core earnings, which is to provide investors with additional visibility into the ongoing earnings power of the investment portfolio.

* * * * *

While the Company recognizes recent staff guidance eliminating the requirement to provide the below affirmative representations, the Company has nevertheless included such representations in direct response to the comments of the staff, and acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or R. Nicholas Singh at (212) 696-0100 or by email at nsingh@annaly.com.

Sincerely,

Glenn A. Votek

Chief Financial Officer

cc:	R. Nicholas Singh, Annaly Capital Management, Inc.